UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

        Under the Securities Exchange Act of 1934
          (Amendment No. 4)

            Capital Pacific Holdings, Inc.  (CPH)

                    (Name of Issuer)

         Common Stock, par value $0.10

            (Title of Class of Securities)

                   CUSIP No. 14040M104
                     (CUSIP Number)

                       Thomas F. Steyer
              Farallon Capital Management, L.L.C.
                One Maritime Plaza, Suite 1325
               San Francisco, California  94111
                     (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      November 24, 1997

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this schedule
because of Rule 13d-1(b)(3) or (4), check the following
box /    / .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,809,851

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.6%

14   Type of Reporting Person*

     PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

    California Housing Finance, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

    N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

       2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,809,851

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

      2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.6%

14   Type of Reporting Person*

     00

     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                             SCHEDULE 13D

CUSIP NO.  14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

      2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*


13   Percent of Class Represented by Amount in Row (11)

     19.6%

14   Type of Reporting Person*

     IA, 00

      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   19.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   19.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

    19.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   19.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                    SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

    2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

   19.6%

14   Type of Reporting Person*

     IN

           *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

      2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

      2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

      19.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

    2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.6%

14   Type of Reporting Person*

     IN

            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,809,851

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

    2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.6%

14   Type of Reporting Person*

     IN

                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                       SCHEDULE 13D

CUSIP NO. 14040M104

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)

     (b) /x/

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

     Number of Shares Beneficially Owned By Each
     Reporting Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     2,809,851

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     2,809,851

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     2,809,851

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     19.6%

14   Type of Reporting Person*

     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 4 to Schedule 13D
amends the Schedule 13D initially filed on September 30, 1997 (collectively, with all amendments thereto, the "Schedule 13D").

Item 3.  Source and Amount of Funds and Other
          Consideration.

     Item 3 of the Schedule 13D is amended and supplemented as follows:

     The net investment cost (including commissions) for the 325,511 Shares acquired by CHF since the filing of the prior Schedule 13D is zero. Such Shares were acquired by CHF as part of a pro-rata distribution in kind by Capital Pacific Housing, LLC to its members.
As such, no consideration was paid by CHF.

Item 4.  Purpose of the Transaction.

     The first paragraph of Item 4 of the Schedule
13D is amended and restated in its entirety as follows:

    The Shares, other than the Shares received from
CPHLLC as part of its pro-rata distribution to members,
were acquired as an investment in the Company
made in conjunction with the restructuring of the
Company and its subsidiaries as described below
(the "Transaction").   The Shares received from
CPHLLC (as part of a pro-rata distribution of Shares made by CPHLLC to its members) were acquired in the ordinary course of business and are being held for investment. Each
Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.
In addition,

PAGE
 no Reporting Person has made a
determination whether or how it may exercise its rights under the "tag-along" or "buy-sell" provisions discussed below.

Item 5.  Interest in Securities of the Issuer.

     A.     California Housing Finance, L.P.

            (a), (b)     The information set forth in
Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for
CHF is incorporated herein by reference.   The percentage
amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon 14,305,511 Shares outstanding (calculated based upon the 14,995,000 Shares outstanding as of September 30, 1997 as reported by the Company in its Form 10Q for the period ended August 31, 1997 minus the 689,489 Shares distributed to the Company on November 24, 1997 by Capital Pacific Housing, LLC
("CPHLLC") as part of a pro-rata distribution in kind to its members).

            (c)     The trading dates, number of Shares
transferred and the price per Share for all transactions of the Shares since the filing of the prior Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were pro-rata distributions in kind from CPHLLC to its members, including CHF. All of such distributed Shares were purchased by CPHLLC on or about November 14, 1997 in a privately-negotiated transaction. For further information regarding the Share acquisition by CPHLLC, see the Schedule
 13D filed on November 13, 1997 by CPHLLC with respect to the Shares.

            (d) CHFLLC, as general partner of CHF, has the power to direct the affairs of CHF, including the disposition of the proceeds of the sale of the Shares owned by CHF. FCMLLC, as manager of CHFLLC, has the power to direct the affairs of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder, Mellin, Millham and
Moore are managing members of FPLLC.

            (e)     Not applicable.

B.  California Housing Finance, L.L.C.
PAGE

     (a), (b)     The information set forth in Rows 7, 8, 9, 10, 11
and 13 of the cover page hereto for CHFLLC is incorporated herein by reference.

(c)     None.

            (d) FCMLLC, as manager of CHFLLC, has the power to direct the affairs of CHFLLC, including the disposition of the proceeds of the sale of the Shares. Steyer is the senior managing member of
FCMLLC, and Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham and Moore are managing members of FCMLLC.

     (e)     Not applicable.

      C.    Farallon Capital Management, L.L.C.

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

            (c)     None.

            (d)    Steyer is the senior managing member of
FCMLLC and Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham and Moore are managing members of FPLLC.

            (e)     Not applicable.

     D.     Enrique H. Boilini

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

            (c)     None.

            (d)  Boilini is a managing member of FCMLLC.

            (e)     Not applicable.

     E.     David I. Cohen
PAGE

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

            (c)     None.

            (d)    Cohen is a managing member of FCMLLC.

            (e)     Not applicable.

     F.     Joseph F. Downes

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

            (c)     None.

            (d)     Downes is a managing member of FCMLLC.

            (e)     Not applicable.

     G.     Jason M. Fish

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

            (c)     None.

            (d)    Fish is a managing member of FCMLLC.

            (e)     Not applicable.

     H.     Andrew B. Fremder

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

           (c)     None.

           (d)    Fremder is a managing member of FCMLLC.

            (e)     Not applicable.
PAGE

      I.    William F. Mellin

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

            (c)     None.

            (d)    Mellin is a managing member of FCMLLC.

            (e)     Not applicable.

     J.     Stephen L. Millham

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

            (c)     None.

            (d)    Millham is a managing member of FCMLLC.

            (e)     Not applicable.

     K.     Meridee A. Moore

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

            (c)     None.

            (d)    Moore is a managing member of FCMLLC.

            (e)     Not applicable.

     L.     Thomas F. Steyer

            (a), (b)     The information set forth in Rows
7, 8, 9, 10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

            (c)     None.

            (d)    Steyer is the senior managing member of FCMLLC.

PAGE

            (e)     Not applicable.

    The Shares reported hereby for
CHF are owned directly by it. CHFLLC, as general partner of CHF, may be deemed to be the beneficial owner of all Shares owned by CHF. FCMLLC, as manager of CHFLLC, may be deemed to be the beneficial owner of all Shares owned by CHF.
Each of Boilini, Cohen, Downes, Fish, Fremder,
Mellin,
Millham, Moore and Steyer may be deemed, as managing members of FCMLLC, to be the beneficial owner of all Shares owned by CHF. Each of CHFLLC, FCMLLC, Boilini, Cohen, Downes, Fish, Fremder,
Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

PAGE

                         SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 4 , 1997


                    CALIFORNIA HOUSING FINANCE, L.P.
                    By: California Housing Finance, L.L.C.,
                    its General Partner

                    By: Farallon Capital Management,  L.L.C.
                    its Manager

                    /s/ Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member

                    CALIFORNIA HOUSING FINANCE, L.L.C.

                    By: Farallon Capital Management,  L.L.C.
                    its Manager

                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer,
                    Senior Managing Member


                    FARALLON CAPITAL MANAGEMENT, L.L.C.

                    /s/Thomas F. Steyer
                    by: Thomas F. Steyer
                    Senior Managing Member

PAGE

(Continued from previous page)



                    /s/ Thomas F. Steyer
                    Thomas F. Steyer,
                    individually and as
                    attorney-in-fact for each
                    of Enrique H. Boilini, David I.
                    Cohen, Joseph F. Downes,
                    Jason M. Fish, Andrew B. Fremder,
                    William F. Mellin, Stephen L.
                    Millham, and Meridee A. Moore.



     The Powers of Attorney each executed by Boilini, Cohen,
Downes, Fish, Fremder, Mellin, Millham and Moore authorizing
Steyer to sign and file this Schedule 13D on each such person's behalf was filed with Amendment No. 1 to the Schedule 13D filed with the SEC on September 26, 1997 by such Reporting Persons with respect to the Common Stock of Sphere Drake Holdings Limited are hereby incorporated by reference.

PAGE

                       SCHEDULE A

      CALIFORNIA HOUSING FINANCE, L.P.


TRANSACTION    NO. OF SHARES PRICE
 DATE      RECEIVED          PER SHARE
                                             (Including

                                           commission)

11/24/97           325,511                   N/A<1>

<1> On November 24, 1997, CPHLLC  issued
to CHF, as
part of a pro-rata distribution in kind to its members, 325,511 Shares. All of such distributed Shares were purchased
by CPHLLC on or about November 14, 1997 in a privately-negotiated transaction. For further information regarding the Share acquisition by CPHLLC, see the Schedule
13D filed on November 13, 1997 by CPHLLC with respect to the Shares.
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